November 1, 2011

Ronald E. Alper

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

Re:

VolitionRX Limited

Form 8-K

Filed October 13, 2011

File No. 000-30402

Dear Mr. Alper:

VolitionRX Limited, a Delaware corporation (the “Company”), has received and reviewed your letter of October 21, 2011, pertaining to the Company’s Form 8-K (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on October 13, 2011.

Specific to your comments, our responses below are in addition to those filed via the Edgar system:

FORM S-1

The following numbered responses correspond to those numbered comments as set forth in the comment letter dated October 21, 2011.

General

1.

We reviewed your Form 8-K filed October 13, 2011 and determined it does not include the required information. When a registrant ceases to be a shell company as the result of a business acquisition, a Form 8-K that includes the information required by Items 2.01, 5.06 and 9.01 must be filed no later than four business days after the consummation of the acquisition transaction. The 8-K must include the information, including financial statements that the acquired business would be required to file to register a class of securities under Section 12 of the Exchange Act using Form 10. We believe you were a shell company (as defined by Rule 12b-2 of the Exchange Act) immediately prior to the acquisition of Singapore Volition Pte Limited because you had nominal operations and assets consisting of any amount of cash and cash equivalents and nominal other assets. Accordingly, upon its initial filing, the Form 8-K should have included historical financial statements of Singapore Volition Pte Limited and pro forma financial information giving effect to the acquisition. Please amend to provide this information.

RESPONSE:  On November 1, 2011, the Company filed an Amended Current Report on Form 8-K/A to include the requested historical financial statements of Singapore Volition Pte Limited and the pro forma financial statements giving effect to the share exchange.

_________________________________________________________________________

3033 Fifth Avenue, Suite 400  |  San Diego, CA 92103

TEL: 619.546.6100  |  FAX: 619.546.6060  |  www.carrillohuettel.com

In connection with the Company’s responding to the comments set forth in the October 21, 2011 letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

VolitionRX Limited

/s/ Cameron Reynolds

By: Cameron Reynolds

Title: President and Chief Executive Officer